Exhibit 1
ICAHN ENTERPRISES L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

June 17, 2016

Board of Directors
Federal-Mogul Holdings Corporation
27300 West 11 Mile Road
Southfield, Michigan 48034

Gentlemen:

On February 28th, we offered to acquire the remaining shares of Federal-Mogul common stock not owned by Icahn Enterprises in a merger transaction pursuant to which Federal-Mogul shareholders would receive $7.00 per share in cash for their Federal-Mogul shares. We hereby increase our offer to $8.00 per share in cash, subject to the same conditions set forth in our original offer letter. We look forward to hearing from you.

Very truly yours,

ICAHN ENTERPRISES L.P.

By: _____________________________
        Name: Keith Cozza
        Title: Chief Executive Officer